BJ Services, Inc.

11211 FM 2920 Rd.

Tomball, Texas 77375

(281) 408-2361

March 18, 2019

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	BJ Services, Inc.
Request to Withdraw Registration Statement on Form S-1
File No. 333-219298

Ladies and Gentlemen:

BJ Services, Inc. (the “Company”), pursuant to Rule 477(a) of Regulation C promulgated under the Securities Act of 1933, as amended (the “Securities Act”), respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form S-1 (File No 333-219298), filed on July 14, 2017 (the “Registration Statement”), together with all exhibits and amendments thereto, effective as of the date of this application or as soon as practicable thereafter.

The Company has determined not to pursue a public offering of the securities covered by the Registration Statement at this time. The Registration Statement has not been declared effective, and no securities have been sold in connection with the offering contemplated by the Registration Statement. Accordingly, the Company hereby respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as reasonably possible. Please forward copies of the order consenting to the withdrawal of the Registration Statement to our counsel Ryan Maierson and Nick Dhesi at Latham & Watkins LLP via facsimile at (713) 546-5401 and via email at ryan.maierson@lw.com and nick.dhesi@lw.com.

The Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use.

If you have any questions regarding this application, please contact Nick Dhesi of Latham & Watkins LLP at (713) 546-7409. Thank you for your assistance in this matter

Very truly yours, BJ Services, Inc.

By:	/s/ John R. Bakht
John R. Bakht
Executive Vice President and General Counsel